17011 Beach Blvd., Suite 1500
Huntington Beach, CA. 92647

June 25, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Foldera, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
File No. 333-139120

Ladies and Gentlemen:

Foldera, Inc. (the “Company”) hereby submits in electronic format for filing with the U.S. Securities and Exchange Commission (the “SEC”) one complete copy of Amendment No. 4 (the “Amendment”) to the captioned Registration Statement on Form SB-2, File No. 333-139120, as amended by Amendment No. 1 thereto, filed with the SEC on January 23, 2007, Amendment No. 2 thereto, filed with the SEC on April 17, 2007 and Amendment No. 3 thereto, filed with the SEC on May 22, 2007 (as amended, the “Registration Statement”), for the registration of shares of the Company’s common stock to be offered by holders of common stock and warrants to purchase common stock under a selling stockholder resale prospectus, including one complete copy of the exhibits listed in the Amendment as filed therewith, which has been marked to reflect the changes effected in the Registration Statement by the Amendment.

Three courtesy copies of this letter and the Amendment, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention: Scott Anderegg, Esq.) in the review of the foregoing documents.

The Amendment responds to the comments received from the staff of the SEC by letter dated June 8, 2007. The Amendment also includes the Company’s audited consolidated financial statements for the year ended December 31, 2006 as amended to incorporate the SEC’s comments.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the SEC’s comments.

The Company wishes to be in a position to request acceleration of the effective date of the Registration Statement on or before June 29, 2007, and respectfully requests the staff to convey any comments it may have on the Amendment as early as possible to allow us to meet this schedule.

Comment No. 1: In response to the staff’s comment, we have revised the disclosure in Amendment No. 4 to clarify that the additional 10% of securities sold in the October 2006 private placement being registered in the registration statement is inclusive of any delayed registration shares issuable to the selling stockholders pursuant to the registration rights agreement that the Company entered into with such selling stockholders.  Please see the prospectus cover page, pages 1 and 3 and footnotes 25 through 27 of the selling stockholder table on page 65.  The additional 10% of the securities are required to be registered pursuant to Section 2(a) of the Registration Rights Agreement filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on October 20, 2006.

The staff correctly notes in its comment that that the additional 10% of securities sold in October 2006 was not included with the original filing of the registration statement and was introduced in a pre-effective amendment, but the obligation to register this additional amount predated the filing of the original registration statement and was omitted as an oversight.  We respectfully submit that the current disclosure makes clear to investors the securities being registered, and we request that the Company be permitted to register the additional 10% of securities so that it can comply with its contractual registration obligation.

Comment No. 2: In response to the staff’s comment, in completing its May 2006 private placement while still in registration, the Company relied on the staff's position set forth in Black Box Inc. (June 26, 1990), in which the staff expressed its policy position that a registered offering that would otherwise be integrated with an unregistered offering will not be so integrated if the unregistered offering was made only to (1) persons who would be qualified institutional buyers ("QIBs") for purposes of Rule 144A and (2) no more than two or three large institutional accredited investors.  The sole investor in the May 2007 private placement was Vision Opportunity Master Fund, Ltd., who represented in the Common Stock Purchase Agreement executed in connection with the private placement that it is a QIB (see Section 2.2(i) of Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 11, 2007).  The Company also performed additional due diligence on Vision Opportunity to confirm its QIB status.  We also note that Vision Opportunity was a previous investor in the Company at the time of the May 2007 private placement.

Management’s Discussion and Analysis or Plan of Operations, page 14

Liquidity and Capital resources, page 21

Comment No. 3: In response to the staff’s comment, we have included a discussion and analysis of cash flows for the year ended December 31, 2006 compared to the year ended December 31, 2005 on page 21. Additionally, we revised the discussion and analysis of assets, liabilities and stockholders’ equity on page 21 to address changes in our financial position as of March 31, 2007 compared to December 31, 2006.

Consolidated Financial Information, page F-1

Consolidated Statements of Cash Flows, pages F-6 and F-31

Comment No. 4: In response to the staff’s comment, we have disclosed assets acquired under capital leases for each year presented under the non-cash investing and financing activities section of the statement of cash flows on pages F-6 and F-31.

Note 4. Registration Rights Liability, pages F-12 and F-37

Comment No. 5: In response to the staff’s comment, we have disclosed the number of penalty shares to be issued pursuant to the third private placement registration rights agreement and how the liability is measured.

We have also disclosed the settlement alternatives with regared to liquidated damages payable under the fourth private placement registration rights agreement, including the party that controls the settlement alternatives, as per the final paragraph on page 25.

Note 7. Stock-Based Compensation - Restated page F-19

Comment No. 6: In response to the staff’s comment, the number of shares exercisable on pages F-21 and F-41 have been revised.

Unaudited Financial Statements

Note 4. Registration Rights Liability, page F-37

Comment No. 7: In response to the staff’s comment concerning the accounting for the penalty shares to be issued under the August 2006 private placement registration rights agreement, the Company has reviewed FSP EITF 00-19-2, “Accounting for Registration Payment Arrangements.” We believe the Company has complied with the terms of the FSP in accounting for the payments.

The initial determination had been that the Company would satisfy the registration filing requirement and that any payment under the registration rights agreements was not probable. However, on February 12, 2007, the Company determined that it would not meet the timing requirement for registration of the shares and recorded a contingent liability for the maximum penalties payable under such registration rights agreements. With respect to the August 2006 private placement, the maximum penalty was calculated as 10% of the 4,078,995 shares issued in the private placement and recorded as 1% per week starting February 19, 2007 for the total of 10 weeks or maximum 10%. The stock price used was the closing price at the end of each week the Company could not meet the timing requirement. A total of 407,905 shares were actually issued subsequently on May 11, 2007 (see Note No. 10 Subsequent Events for details) and the liability was reported as $326,657 in the accompanying financial statements.

The Company revalued the liability at the end of March 2007 and determine the fair value of liability amounting to $310,004 based on the market price of shares. The Company did not record the change in fair value of liability amounting to $17,948 as the amount was not significant.

With respect to the October 2006 private placement, the maximum penalty was calculated as 10% of the $4,500,000 purchase price in the private placement and recorded as $450,000 as registration rights liability. The Company may pay liquidated damages under the registration rights agreement for this private placement either in cash or in additional shares of common stock, valued for such purpose at 120% of the volume weighted average price of the common stock for the 10 trading days prior to payment. In addition, the Company is required to pay interest on any liquidated damages that are not paid within seven days after the date payable at the rate of 18% per annum (or such lesser maximum amount that is permitted to be paid by applicable law).

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Comment No. 8: In response to the staff’s comment, the consent has been revised in the amendment with the appropriate date.

Form 10-KSB for Fiscal Year Ended December 31, 2006 and Form 10-QSB for Fiscal Quarter Ended March 31, 2006

Comment No. 9: In response to the staff's comment, we will address the above comments in future filings.

 Concluding Notes

A request for acceleration of the effectiveness of the Registration Statement will be submitted by the Company as soon as the SEC has reviewed this letter and its enclosures and has advised the Company that no further issues remain outstanding. At the time of the request, the Company will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and staff comments. The Company does not expect to rely on Rule 430A. As there is no underwriter involved in the offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the National Association of Securities Dealers, Inc. clearing the underwriting compensation arrangements for the offering will be provided. We believe that all other supplemental information requested by the staff has been provided with this letter.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement or the Form 10-KSB, please do not hesitate to contact me (714-766-8712).

Very truly yours,

Foldera, Inc.
Reid Dabney
Chief Financial Officer

Enclosures

cc:	H. Christopher Owings, Esq.
Assistant Director, Division of Corporation Finance

Scott Anderegg, Esq.
Staff Attorney, Division of Corporation Finance

Ms. Ta Tanisha Henderson
Accountant, Division of Corporation Finance

Mr. Spencer Feldman
Mr. Joshua Dean
Mr. Hamid Kabani